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                                                                       EXHIBIT 3

                       [DEKALB GENETICS CORPORATION LOGO]

                                  NEWS RELEASE


David R. Wagley
Vice President & Treasurer
(815) 758-9383

FOR IMMEDIATE RELEASE
MONDAY, MAY 11, 1998

                 DEKALB GENETICS AGREES TO MERGE WITH MONSANTO

DEKALB, Illinois, May 11, 1998 - DEKALB Genetics Corporation said today that it has entered into an agreement with Monsanto Company by which Monsanto will acquire all of the shares of DEKALB capital stock that it does not already own. Monsanto, which currently owns 40 percent of DEKALB's outstanding shares, has agreed to pay a cash price of $100 for each of the remaining shares. The merger will be completed as soon as practicable.

     "The combination of DEKALB and Monsanto will create one of the leading seed germplasm and technology companies in the world," said Bruce P. Bickner, DEKALB's chairman and chief executive officer. "Ultimately, customers will be the beneficiaries. The full integration of DEKALB and Monsanto germplasm and technology will allow us to provide customers with rapid access to a broad range of value-added products."

     The Roberts family, which holds 56 percent of the outstanding Class A voting shares of DEKALB Genetics, has agreed to irrevocably tender its shares and vote for the merger, the company said. DEKALB's Class A shares represent approximately 13 percent of DEKALB's total outstanding common stock. In February 1998, the family said it supported the board of directors' decision to seek a possible business combination in order to maximize shareholder value.

     Under terms of the agreement, Monsanto has contracted to provide all DEKALB employees worldwide with continuing employment for at least one year after the closing. DEKALB has approximately 2,000 employees.

     "DEKALB shareholders will receive exceptional value for their investment in DEKALB and their faith in the company's management and employees," Bickner said. "Several years ago we announced our intent to be the 'success story of the '90s in the seed industry.' Today's transaction underscores just how successful we have been.

     "DEKALB has emerged as the fastest-growing agronomic seed company in the world, and our further affiliation with Monsanto will only accelerate our momentum," he added. "We are pleased and proud to be an integral part of Monsanto's growing worldwide seed team."


                   3100 SYCAMORE ROAD, DEKALB, IL 60115-9600
                        815-758-3461   FAX: 815-758-3711
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DEKALB GENETICS CORPORATION
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     At present, Monsanto holds 10 percent of DEKALB's outstanding 4.6 million
Class A voting stock and 45 percent of the outstanding 30.0 million Class B non-voting stock. In addition, there are 2.3 million Class A shares subject to stock options. The total transactional value is thus $3.7 billion, with Monsanto paying approximately $2.5 billion for the additional shares they will purchase.

     "Monsanto and DEKALB have been successful partners in bringing to market corn biotech traits and their economic and environmental benefits to growers worldwide," said Robert B. Shapiro, Monsanto's chairman and chief executive officer. "This acquisition focuses and accelerates those efforts. The employees of DEKALB will play an important role in implementing our life sciences strategy and creating value for growers, processors, and, ultimately, consumers."

     Based in DeKalb, Illinois, DEKALB Genetics Corporation is a worldwide leader in agricultural genetics and biotechnology for seed and swine. DEKALB Genetics Corporation Class B Common Stock is traded on the New York Stock Exchange under the symbol DKB.

     Forward-looking statements are subject to several risk factors that could cause actual results to differ from projections. Among these factors are the company's relative product performance and competitive market position, weather conditions, commodity prices, trade policies, market conditions, and intellectual property matters.

     NOTE: DEKALB news releases are available at no charge through PR Newswire's Company News On-Call fax service and on DEKALB's Web site. For a menu of DEKALB's press releases or to retrieve a specific release, call 800-758-5804, extension 262250, or http://www.dekalb.com on the Internet.


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                   3100 SYCAMORE ROAD, DEKALB, IL 60115-9600
                         815-758-3461 FAX: 815-758-3711